

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 2, 2015

<u>Via E-mail</u>
Thomas L. Carter, Jr.
President and Chief Executive Officer
Black Stone Minerals, L.P.
1001 Fannin Street, Suite 2020
Houston, Texas 77002

> **Re:** **Black Stone Minerals, L.P.**
> **Registration Statement on Form S-1**
> **Filed March 19, 2015**
> **File No. 333-202875**

Dear Mr. Carter:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement on Form S-1 Filed March 19, 2015</u>

<u>Risk Factors, page 28</u>

<u>The volatility of oil and natural gas prices due to factors beyond our control…, page 29</u>

1. It appears that your risk factor disclosure makes reference to full cost accounting rules. However, we note that you use the successful efforts method of accounting for your oil and natural gas operations. Please revise this disclosure to explain the potential impact of the factors discussed as part of this risk factor on impairment under the successful efforts method of accounting.

Oil prices have declined substantially from historical highs …, page 30

2.   Please expand this risk factor to address the potential impact of decreases in the prices of oil on your ability to fund planned capital expenditures.

Cash Distribution Policy and Restrictions on Distributions, page 55

3.   Your disclosure indicates that you intend to pay a specified increasing quarterly distribution beyond the forecasted twelve month period ending June 30, 2016. However, your disclosure does not provide any support for your ability to make such distributions, nor does it indicate the underlying assumptions that would be material to understanding how this would occur. If you continue to retain this provision, provide such information or explain to us why it is appropriate to quantify such future distributions given the inherent business and price uncertainty over such an extended period of time. We may have further comment once we are able to consider your response.

4.   We note your disclosure on page 56 that your credit facility contains certain financial tests and covenants that you must satisfy. You also state that if you are unable to satisfy the restrictions under your credit facility you could be prohibited from making distributions notwithstanding your stated distribution policy. Please revise to disclose such restrictions.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 84

Business Environment, page 84

5.   Please expand your discussion of how the oil and natural gas business environment affects you to include a discussion of the expected impact to your results of operations from the current commodity price declines noted in other sections of your registration statement. As part of this disclosure, please provide an analysis of known trends or uncertainties that may have a material impact on your revenues in future periods. To the degree that you have taken steps to address material risks associated with recent declines in commodity prices, please include a discussion of these actions as part of your revised disclosure. Refer to Item 303(a)(3)(ii) of Regulation S-K.

How We Evaluate Our Operations, page 85

Commodity Prices, page 85

6.   Disclosure provided as part of the analysis of your operating results for the fiscal year ended December 31, 2014 states that you used derivative instruments to mitigate the risk and resulting impact of recent volatility in the price of oil and natural gas. Please expand your disclosure to describe the types of derivative contracts into which you have entered

to mitigate your exposure to changes in commodity prices and state the period through which you have entered into these types of contracts. As part of this disclosure, explain how current market conditions may impact your ability to enter into similar types of derivative instruments and describe the potential impact this may have on your revenues in future periods.

Liquidity and Capital Resources, page 90

Credit Facility, page 91

7.   We note that the next borrowing base redetermination for your credit facility is scheduled for April 2015. Disclosure in your filing indicates that your borrowing base may be decreased if prices do not return to former levels. Please revise to provide quantitative disclosure explaining the expected impact to your borrowing base and address the steps management intends to take to address the resulting uncertainty to your liquidity position. Refer to Item 303(a)(1) of Regulation S-K.

Critical Accounting Policies and Related Estimates, page 92

Successful Efforts Method of Accounting, page 93

8.   Please expand this disclosure to specifically address how uncertainties associated with the recent decline in oil and natural gas prices will affect the significant estimates used to account for your oil and natural gas operations. Specifically, your revised disclosure should more clearly address the potential impact of a sustained low price environment on further impairment charges. In addition, please include a discussion of how this could impact your estimates of proved reserve quantities.

Equity-Based Compensation, page 94

9.   Please reconcile and explain any difference between the fair value of the underlying units granted by your Board of Directors in February 2015 and the midpoint of your estimated IPO offering range. This reconciliation should describe significant intervening events within the Partnership and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common unit up to the filing of the registration statement. In addition, describe the impact of changes in the oil and natural gas business environment such as the extent to which recent volatility of oil and natural gas prices has had an effect on your most recent valuation. As part of this analysis, please tell us how many common units in Black Stone Minerals, LP will be issued in exchange for the 7.3 million units granted in February 2015.

Description of Our Preferred Units, page 150

10.   We note that you have removed disclosure regarding additional distributions that may be payable to the holders of the preferred units. We also note that such distribution rights are reflected on page A-27 of the annex to the limited partnership agreement. Your revised disclosure indicates that you believe it is unlikely any additional distributions will be required, and if they are required, you believe they would not materially adversely affect the per unit distribution rate you would otherwise make on your common and subordinated units. Please disclose the basis for this belief.

Financial Statements

Consolidated Statements of Cash Flows, pages F-17- F-18

11.   We note you reflect repayments and borrowings under your senior line of credit on a net basis. Please tell us whether this presentation complies with FASB ASC 230-10-45-7 through 45-9 or revise your disclosure to show cash receipts and payments on a gross basis.

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-19

12.   We note you removed disclosure explaining the nature of the Accrued partners' distribution payable. Please revise to include this disclosure or tell us why you do not believe this disclosure is necessary.

Supplemental Oil and Natural Gas Disclosures

Standardized Measure of Discounted Future Net Cash Flows, page F-41

13.   Despite the decrease in proved undeveloped reserves ("PUDs") from 2,856MBoe at December 31, 2013 to 595 MBoe at December 31, 2014, we note that future development costs used to calculate the standardized measure of discounted future net cash flows increased from approximately $53.2 million to approximately $65.0 million. Please tell us whether you expect the PUDs recorded as of December 31, 2014 to require greater expenditure for development to proved developed status than PUDs converted in prior periods. As part of your response, please address the disclosure on page 116 of you registration statement which states that estimated future development costs relating to PUDs at December 31, 2014 were projected to be approximately $11.5 million in the fiscal year ended December 31, 2015.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about engineering comments. Please contact Karina v. Dorin, Attorney-Adviser, at (202) 551-3763 or Laura Nicholson, Attorney-Adviser, at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Brenda Lenahan, Esq.